Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Plus Inc.

Subject Company: Hennessy Capital Investment Corp. V

SEC File No.: 001-39892

On September 8, 2021, PlusAI Corp issued the following press release.

Plus Starts Development With Teledyne FLIR to Test Thermal Cameras for Autonomous Trucks

Cupertino, Calif. ‒ September 8, 2021 ‒ Plus (formerly Plus.ai), a global provider of self-driving truck technology that recently disclosed its proposed business combination with Hennessy Capital Investment Corp. V (NASDAQ: HCIC), announced today that it will collaborate with Teledyne FLIR, LLC on a development project to explore the addition of thermal cameras to the sensor stack used with Plus’s Level 4 autonomous driving technology.

Plus takes a multi-modal sensor approach and currently uses lidar, cameras, and radar to provide trucks powered by its autonomous driving technology with a 360-degree view around the vehicle. While the current system offers improved safety compared to a traditional truck, thermal cameras add another layer of perception that is particularly useful for heavy trucks that traverse the country in low-visibility and high-contrast conditions. These can include: nighttime, shadows, dusk, or sunrise; direct sun or headlight glare; and challenging scenarios when fog or smoke is present due to environmental conditions. Depending on configuration, thermal cameras can detect and classify pedestrians at distances of up to 250 meters (>820 feet), which is much farther than the reach of typical headlights. They can also provide another layer of perception around the vehicle, particularly helpful when the vehicle is backing up or when being overtaken by an ensuing vehicle.

“You can never be too safe when it comes to equipment you put on a heavy truck. Combining thermal cameras with our other sensors would bring an additional margin of safety to our system. Our research pilot will not only assess the technical performance but also consider cost and scale requirements in order to potentially add this to our product roadmap,” said Tim Daly, Chief Architect of Plus.

“We are excited to be working with the team at Plus as they explore the integration of thermal cameras into their current sensor suite, creating even safer autonomous commercial vehicles,” said Paul Clayton, General Manager of Components, Industrial Technologies Segment at Teledyne FLIR. “By combining thermal imaging with visible light cameras, lidar, and radar, Plus can create more comprehensive and redundant systems, allowing these vehicles to more readily detect and classify objects and humans on the road to help save lives.”

About Plus

Plus is a global leader in autonomous driving technology for long-haul trucking, headquartered in Silicon Valley and founded in 2016 by serial entrepreneurs and industry veterans who have extensive experience in high tech and artificial intelligence. Plus is developing low-cost, high-performance full-stack Level 4 autonomous driving technology to make long-haul trucking safer, more efficient, and more sustainable. Plus is also collaborating with leading truck manufacturers, fleets, and ecosystem partners to drive the development of decarbonization transportation solutions including autonomous trucks powered by natural gas. For more information, please visit www.plus.ai or follow us on LinkedIn or YouTube.

On May 7, 2021, PlusAI Corp., Plus Inc. (“New Plus”) and Hennessy Capital Investment Corp. V (NASDAQ: HCIC) (“Hennessy Capital”) entered into a definitive business combination agreement. Upon the closing of the proposed business combination, Plus will be a publicly traded company, and its common stock is expected to trade on the NYSE under the ticker symbol “PLAV”. The proposed business combination has been unanimously approved by the Boards of Directors of both Plus and Hennessy Capital. The closing of the proposed business combination is subject to approval by the stockholders of both Plus and Hennessy Capital and the satisfaction of the necessary regulatory approvals and customary closing conditions.

About Teledyne FLIR

Teledyne FLIR, a Teledyne Technologies company, is a world leader in intelligent sensing solutions for defense and industrial applications with approximately 4,000 employees worldwide. Founded in 1978, the company creates advanced technologies to help professionals make better, faster decisions that save lives and livelihoods. For more information, please visit www.teledyneflir.com or follow @flir.

About Teledyne Technologies

Teledyne Technologies is a leading provider of sophisticated digital imaging products and software, instrumentation, aerospace and defense electronics, and engineered systems. Teledyne’s operations are primarily located in the United States, the United Kingdom, Canada, and Western and Northern Europe. For more information, visit Teledyne’s website at www.teledyne.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Plus’s future plans, strategy and performance. Such statements include, but are not limited to, the potential benefits of the collaboration between Teledyne FLIR and Plus, the capabilities, specifications, reliability, cost and safety of thermal cameras, Teledyne’s technology, Plus’s technology, the general and specific types of sensors and other technology that Plus does and will use in its current and/or future products, conditions in which certain technology can operate and can provide improved performance, Plus’s ability to integrate new technology into its current and future products, the timing for the rollout of Plus’s technology including an at-scale rollout of Plus’s technology, Plus’s progress towards an at-scale rollout of Plus’s technology, Plus’s plans for testing its technology, Plus’s ability to compete with its competitors, and statements relating to the proposed business combination between Plus and Hennessy Capital. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially, including the relationship between Teledyne FLIR and Plus, the ability of Plus to commercialize its autonomous driving system, delays in the design, production and launch of new products, risks related to the proposed business combination between Plus and Hennessy Capital and those more fully described under the section entitled “Risk Factors” in Form F-4 that New Plus will file with the Securities and Exchange Commission. These forward-looking statements are made as of the date of this press release, and Plus and Hennessy Capital assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

Important Information for Investors and Shareholders

As permitted by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and in connection with the proposed business combination, New Plus has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a prospectus with respect to New Plus’s securities to be issued in connection with the business combination and a proxy statement to be distributed to holders of Hennessy Capital’s common stock in connection with Hennessy Capital’s solicitation of proxies for the vote by Hennessy Capital’s stockholders with respect to the business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the Registration Statement has been declared effective by the SEC, Hennessy Capital will file the definitive Proxy Statement with the SEC and will mail copies to stockholders of Hennessy Capital as of a record date to be established for voting on the proposed business combination. Additionally, New Plus and Hennessy Capital will file other relevant materials with the SEC in connection with the business combination. Security holders of Plus, New Plus, and Hennessy Capital are urged to read the Registration Statement and Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the proposed business combination and the parties thereto. Investors and security holders of Plus, New Plus, and Hennessy Capital may also obtain a copy of the Registration Statement and Proxy Statement, when available, as well as other documents filed with the SEC regarding the proposed business combination by New Plus and Hennessy Capital, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Plus’s website at http://www.plus.ai or by directing a request to Lynn Miller, General Counsel, 20401 Stevens Creek Boulevard, Cupertino, California 95014 or by telephone at (408) 508-4758, and/or on Hennessy Capital’s website at http://www.hennessycapllc.com/ or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Plus, Hennessy Capital and New Plus and their respective directors and officers may be deemed participants in the solicitation of proxies of Hennessy Capital’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Hennessy Capital’s executive officers and directors in the solicitation by reading Hennessy Capital’s Registration Statement on Form S-1, declared effective by the SEC on January 14, 2021, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Hennessy Capital’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Proxy Statement when it becomes available.

Contacts

Lauren Kwan
pr@plus.ai

Kyle Torrens
pr@teledyneflir.com

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